IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for July 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on July 30, 2003.

CWMBS, INC.



By:
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-18CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-45

CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report 1_CW03_18CB_FIN 30 year 5.4's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/30/2003 11:20:43

Bond: IA1 Balance: 658,700,000 Coupon: 5.250000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/30/2003 WHOLE 30 year WAC: 5.61 WAM: 323.89
>>>>> Prepayment Ramp begins at 6.000 and rises to 25.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 225	PPC 250
99-23	5.302	5.294	5.289	5.284	5.279	5.273	5.268	5.262	5.256	5.250
99-27	5.290	5.268	5.255	5.241	5.226	5.211	5.195	5.179	5.162	5.146
99-31	5.279	5.242	5.221	5.198	5.174	5.148	5.122	5.096	5.069	5.042
100- 3	5.268	5.217	5.187	5.155	5.122	5.086	5.049	5.013	4.976	4.938
100- 7	5.257	5.191	5.153	5.112	5.069	5.024	4.977	4.930	4.883	4.834
100-11	5.245	5.166	5.119	5.070	5.017	4.962	4.905	4.848	4.790	4.731
100-15	5.234	5.141	5.086	5.027	4.965	4.900	4.833	4.766	4.698	4.628
100-19	5.223	5.115	5.052	4.985	4.914	4.838	4.761	4.683	4.605	4.525
100-23	5.212	5.090	5.019	4.943	4.862	4.777	4.689	4.602	4.513	4.422
100-27	5.201	5.065	4.985	4.900	4.810	4.715	4.617	4.520	4.421	4.320
100-31	5.190	5.040	4.952	4.858	4.759	4.654	4.546	4.438	4.330	4.218
101- 3	5.179	5.015	4.919	4.816	4.708	4.593	4.475	4.357	4.238	4.116
101- 7	5.168	4.990	4.886	4.774	4.656	4.532	4.404	4.276	4.147	4.014
101-11	5.157	4.965	4.853	4.732	4.605	4.471	4.333	4.195	4.056	3.913
101-15	5.146	4.940	4.820	4.691	4.554	4.411	4.262	4.114	3.965	3.811
101-19	5.135	4.916	4.787	4.649	4.504	4.350	4.191	4.034	3.874	3.710
101-23	5.124	4.891	4.754	4.608	4.453	4.290	4.121	3.953	3.784	3.609
101-27	5.113	4.866	4.721	4.566	4.402	4.229	4.050	3.873	3.693	3.509
101-31	5.102	4.842	4.688	4.525	4.352	4.169	3.980	3.793	3.603	3.408
102- 3	5.091	4.817	4.656	4.484	4.302	4.109	3.910	3.713	3.513	3.308
102- 7	5.080	4.792	4.623	4.443	4.251	4.049	3.840	3.633	3.424	3.208
102-11	5.069	4.768	4.591	4.402	4.201	3.990	3.771	3.554	3.334	3.109
102-15	5.058	4.744	4.558	4.361	4.151	3.930	3.701	3.474	3.245	3.009
AVG LIFE	18.98	6.51	4.57	3.44	2.73	2.24	1.89	1.63	1.44	1.28
DURATION	11.14	4.93	3.71	2.93	2.40	2.02	1.73	1.52	1.35	1.21
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/33	7/33	7/33	7/33	7/33	5/33	8/10	1/09	2/08	6/07

CSC

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report 1_CW03_18CB_FIN 30 year 5.4's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 07/30/2003 11:20:45

Bond: IIA1 Balance: 155,836,000 Coupon: 4.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 7/01/2003
Settlement Date: 7/30/2003 WHOLE 30 year WAC: 5.61 WAM: 323.89
>>>>> Prepayment Ramp begins at 6.000 and rises to 25.000 by month 12.<<<<

Months 480	PPC 0	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 225	PPC 250
99-20	4.554	4.561	4.566	4.571	4.576	4.582	4.588	4.594	4.600	4.607
99-24	4.535	4.530	4.527	4.523	4.520	4.516	4.512	4.508	4.504	4.499
99-28	4.516	4.498	4.488	4.476	4.464	4.450	4.436	4.422	4.408	4.393
100- 0	4.497	4.467	4.449	4.429	4.408	4.385	4.361	4.336	4.312	4.286
100- 4	4.478	4.436	4.410	4.382	4.352	4.319	4.285	4.251	4.216	4.179
100- 8	4.459	4.404	4.371	4.335	4.296	4.254	4.210	4.166	4.120	4.073
100-12	4.441	4.373	4.333	4.288	4.240	4.189	4.135	4.080	4.025	3.967
100-16	4.422	4.342	4.294	4.242	4.185	4.124	4.060	3.995	3.930	3.862
100-20	4.403	4.311	4.256	4.195	4.130	4.059	3.985	3.911	3.835	3.756
100-24	4.385	4.280	4.218	4.149	4.074	3.995	3.911	3.826	3.740	3.651
100-28	4.366	4.249	4.179	4.102	4.019	3.930	3.837	3.742	3.646	3.546
101- 0	4.347	4.219	4.141	4.056	3.964	3.866	3.762	3.658	3.551	3.441
101- 4	4.329	4.188	4.103	4.010	3.909	3.802	3.688	3.574	3.457	3.337
101- 8	4.310	4.157	4.065	3.964	3.855	3.738	3.615	3.490	3.363	3.233
101-12	4.292	4.127	4.027	3.918	3.800	3.674	3.541	3.407	3.270	3.129
101-16	4.273	4.096	3.989	3.872	3.746	3.610	3.467	3.323	3.176	3.025
101-20	4.255	4.066	3.952	3.827	3.691	3.546	3.394	3.240	3.083	2.921
101-24	4.236	4.035	3.914	3.781	3.637	3.483	3.321	3.157	2.990	2.818
101-28	4.218	4.005	3.876	3.735	3.583	3.420	3.248	3.074	2.897	2.715
102- 0	4.200	3.974	3.839	3.690	3.529	3.356	3.175	2.992	2.805	2.612
102- 4	4.181	3.944	3.802	3.645	3.475	3.293	3.102	2.909	2.713	2.510
102- 8	4.163	3.914	3.764	3.600	3.422	3.231	3.030	2.827	2.620	2.407
102-12	4.145	3.884	3.727	3.555	3.368	3.168	2.957	2.745	2.528	2.305
AVG LIFE	8.43	4.75	3.73	3.01	2.48	2.08	1.79	1.56	1.38	1.24
DURATION	6.64	4.01	3.24	2.67	2.25	1.92	1.66	1.47	1.31	1.18
FIRST PAY	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03	8/03
LAST PAY	7/18	7/18	7/18	7/18	7/18	7/18	8/10	1/09	2/08	6/07